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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Commtouch Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.05 par value per share

(Title of Class of Securities)

M25596103

(CUSIP Number)

C/O Simon Palmer
Maples and Calder
P.O. Box 309 G.T., Ugland House
South Church Street, Grand Cayman
Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons Israel Seed IV, L. P. (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): NA (See Item 3 below)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Limited partnership organized under the laws of the Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 9,629,249[1]
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 9,629,249 *
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,629,249*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.75%
14.	Type of Reporting Person (See Instructions): PN

[1] Based on information received from the Company, represents (i) 3,653,469 Ordinary Shares, of par value NIS 0.05 each currently held of record by Israel Seed IV, L.P., (ii) Series A Preferred Shares, par value NIS 0.05 per share, convertible into 150,000 Ordinary Shares within sixty (60) days of the date hereof and (iii) 5,826,180 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants held by Israel Seed IV, L.P.

* See footnote (1).

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D dated July 8, 2004 filed by the undersigned, relating to 9,629,249 Ordinary Shares par value NIS 0.05 per share (“Ordinary Shares”). Of the 9,629,249 Ordinary Shares beneficially owned, (i) 3,653,469 are currently held by Israel Seed IV, L.P., (ii) 150,000 represent shares that are convertible from Series A Preferred Shares, par value NIS 0.05 per share (“Preferred Shares”) within sixty (60) days of the date hereof and (iii) 5,826,180 shares may be acquired upon the exercise of warrants and additional investment rights within sixty (60) days of the date hereof. The issuer is Commtouch Software Ltd. (“Commtouch”), 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel.

Item 2. Identity and Background.

Israel Seed IV, L. P., is a limited partnership organized under the laws of the Cayman Islands, and its principal executive office is located at 2 Beitar St. Jerusalem. Its general partner is Israel Venture Partners 2000 Limited, a Cayman Company. Its principal business is venture capital investment. In the past five years, neither the limited partnership, nor its general partners have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds and the consideration for the acquisition of the securities were as follows:

Commtouch, Israel Seed IV, L. P. and certain other investors entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated as of November 26, 2003 (as amended in that securities purchase agreement, dated May 18, 2004, by and among Commtouch and Israel Seed IV, L.P. and other investors), pursuant to which, among other things, Israel Seed IV, L. P. and other investors purchased from Commtouch (i) an aggregate of $3,000,000 principal amount of senior secured convertible notes of Commtouch (the “Initial Notes”), convertible into Commtouch’s Ordinary Shares at a conversion price of $0.83 per share, in accordance with the terms of the Initial Notes, and (ii) warrants and additional investment rights to acquire additional Ordinary Shares at an exercise price of $0.83 per share. Pursuant to the Securities Purchase Agreement, Israel Seed IV, L. P. had the right to purchase (the “Purchase Rights”), and Commtouch was required to sell to Israel Seed IV, L. P. (i) up to an aggregate of $500,000 principal amount of Additional Notes (as defined in the Securities Purchase Agreement) convertible into Commtouch’s Ordinary Shares at a conversion price of $0.90 and (ii) Additional Warrants (as defined in the Securities Purchase Agreement) to purchase Ordinary Shares at an exercise price of $0.90 per share.

Pursuant to the Securities Purchase Agreement, Commtouch entered into a security agreement, a debenture and a guarantee, each dated as of December 26, 2003 (together, the “Security Agreements”), pursuant to which, the Grantor (as defined in the Security Agreements) guaranteed Commtouch’s obligations under the Securities Purchase Agreement and granted to the Collateral Agent (as defined in the Security Agreement) for the benefit of Israel Seed IV, L. P. and other investors a security interest in all the personal property of the Grantor to secure its guarantee.

Pursuant to the terms of a securities purchase agreement dated as of October 31, 2004, by and among Commtouch and the buyers set forth therein, Commtouch sold Preferred Shares to the buyers.

Commtouch, Israel Seed IV, L. P. and other investors entered into a redemption, amendment and exchange agreement (the “Redemption Agreement”) dated as of October 31, 2004, pursuant to which (i) Commtouch prepaid the entire outstanding principal amount of Israel Seed IV, L. P.‘s Initial Notes for a cash payment equal to $500,000 plus accrued and unpaid interest on the Initial Notes through the date of redemption; (ii) Israel Seed IV, L. P. exchanged its Purchase Rights for warrants (the “Replacement Warrants”) to acquire at an exercise price equal to $0.90 up to 555,556 Ordinary Shares and (iii) Commtouch issued to Israel Seed IV, L. P. Preferred Shares convertible into 150,000 Ordinary Shares within sixty (60) days of the date hereof (the “Israel Seed Preferred Shares”).

Pursuant to the Redemption Agreement, Commtouch, Israel Seed IV, L. P. and the other investors terminated the Security Agreements and in connection therewith Israel Seed IV, L. P. and the other investors released to Commtouch all of the Collateral (as defined in the Security Agreements) in the possession of the Collateral Agent and terminated the financing statements related to the Collateral.

The above discussion is qualified in its entirety by reference to the documents described and the documents ancillary to them, (incorporated by reference to the exhibits attached to Report of Foreign Private Issuer on Form 6-K, filed on November 5, 2004 [File No. 000-26495]).

Israel Seed IV, L.P. did not expend any funds for Commtouch’s prepayment of the entire outstanding principal amount of Israel Seed IV, L. P.‘s Initial Notes, the replacement of the Purchase Rights with the Replacement Warrants and the issuance of the Israel Seed Preferred Shares; these transactions were executed in consideration for Israel Seed IV, L. P.‘s consent and that of the other investors to terminate the Security Agreements and such other terms and conditions set forth in the Redemption Agreement.

Item 4. Purpose of Transaction.

Israel Seed IV, L.P. has acquired the securities of Commtouch for investment purposes. Israel Seed IV, L.P., has no current plans or proposals which relate to or would result in any actions specified in clauses (a) through (j) of Item 4 of this Amendment, although Israel Seed IV, L.P., does not rule out the possibility of effecting or seeking to effect any such actions in the future.

(a) none

(b) none

(c) none

(d) none

(e) none

(f) none

(g) none

(h) none

(i) none

(j) none

Item 5. Interests in Securities of the Issuer.

(a) Israel Seed IV, L.P. beneficially owns 9,629,249 Ordinary Shares. Of the 9,629,249 Ordinary Shares, (i) 3,653,469 shares are currently held by Israel Seed IV, L.P., (ii) 150,000 represent shares that are convertible from Preferred Shares within sixty (60) days of the date hereof and (iii) 5,826,180 shares may be acquired upon exercise of warrants and additional investment rights within sixty (60) days of the date hereof, which, on the basis of information received from the Company, represents 19.75% of the outstanding Ordinary Shares of Commtouch.

(b) Israel Seed IV, L.P. has the sole power to vote and dispose of the 3,653,469 outstanding Ordinary Shares and the outstanding Preferred Shares convertible into 150,000 Ordinary Shares within sixty (60) days of the date hereof, in addition to the 5,826,180 Ordinary Shares purchasable by Israel Seed IV, L.P. within sixty (60) days of the date hereof upon the exercise of warrants and additional investment rights held by Israel Seed IV, L.P. (it being clarified that there is no right to vote with respect to any of the warrants until they are exercised).

(c) Redemption Agreement. The description of this transaction in Item 3 is herein incorporated by reference.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Israel Seed IV, L.P. is a party to:

Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, by and between Commtouch, Israel Seed IV, L.P. and certain other investors (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on August 15, 2003 [File No. 000-26495]).

Securities Purchase Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 1 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

Registration Rights Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

Securities Purchase Agreement dated May 18, 2004, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).

Registration Rights Agreement dated May 18, 2004, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K, filed on May 19, 2004 [File No. 000-26495]).

Redemption Agreement dated October 31, 2004, between Commtouch, Israel Seed IV, L.P., and the other parties to the Redemption Agreement (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K, filed on November 5, 2004 [File No. 000-26495]).

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Redemption, Amendment and Exchange Agreement (incorporated by reference to Exhibit 99.5 to Report of Foreign Private Issuer on Form 6-K, filed on November 5, 2004 [File No. 000-26495]).

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 99.6 to Report of Foreign Private Issuer on Form 6-K, filed on November 5, 2004 [File No. 000-26495]).

Exhibit 3	Securities Purchase Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 1 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2005	Israel Seed IV, L.P. BY: /S/ NEIL COHEN —————————————— Neil Cohen Director